UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of August, 2017
Commission File Number: 033-97038

BROOKFIELD ASSET MANAGEMENT INC.
(Translation of Registrant’s Name into English)

Suite 300, Brookfield Place, 181 Bay Street, P.O. Box 762, Toronto, Canada M5J 2T3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐             Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS FILED AS PART OF THIS FORM 6-K
See the Exhibit Index to this Form 6-K. The information contained in Exhibit 1 of this Form 6-K is incorporated by reference into the registrant’s registration statement on Form F-3 (File No. 333-182656) and the registration statements of Brookfield Asset Management Inc. and Brookfield Finance Inc. on Form F-10 (File No. 333-215992 and 333-215992-02) and Brookfield Finance LLC on Form F-3 (File No. 333-215992-01).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD ASSET MANAGEMENT INC.

Date: August 14, 2017	By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	Corporate Secretary

EXHIBIT INDEX

Exhibit	Description
1	Interim Report to Shareholders
Interim Report to Shareholders of Brookfield Asset Management Inc. for the quarter ended June 30, 2017
2	Certification of Chief Executive Officer pursuant to Canadian Law
3	Certification of Chief Financial Officer pursuant to Canadian Law